Exhibit 99.1

Notice of ADJOURNED Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN THAT a special meeting of the shareholders (the “Meeting”) of Akanda Corp. (the “Corporation”) originally scheduled for October 30, 2025 (the “Original Meeting”), was adjourned (the “Adjournment”) until 10:00 a.m. (Eastern Time) on Friday, November 28, 2025 (the “Adjourned Meeting”) and will be held in person at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON, M5X 1G5.

The Meeting will also be simulcast on the Zoom platform, where you can observe the Meeting at:

https://bit.ly/46tHM2n

or

https://gowlingwlgca.zoom.us/j/84699051526?pwd=muQ7NuRgAvVcNaQaBkJnOvp8mgGDZ3.1

If a password or meeting ID is required on sign on, please use the following:

Meeting ID:846 9905 1526
Password: 955613

Those observing the Meeting through the zoom platform will not be able to speak, interact with other participants in the Meeting or other Shareholders, and will not be able to vote at the Meeting. Any Shareholders wishing to vote at the Meeting must attend the Meeting in person or provide the Corporation with a duly completed proxy as described herein.

The Adjournment was approved by ordinary resolution at the Original Meeting in order to satisfy certain requirements of the Nasdaq exchange, on which the Corporation’s common shares are listed, and in order to bring forward new business before the meeting, as described herein.

In accordance with the Business Corporations Act (Ontario) and the by-laws of the Corporation, at the Adjourned Meeting those Shareholders present in person or by proxy will satisfy the quorum requirement to transact business at the Adjourned Meeting.

At the Adjourned meeting, the following matters will be considered (the “Original Business”), as described in the management information circular (the “Circular”) dated September 29, 2025 prepared in respect of the Original Meeting.

1.	to consider and, if thought advisable, pass a special resolution (the “FT Share Compensation Resolution”) to approve the issuance of 4,775,972 common shares of the Company, without par value (the “Common Shares”) for purposes of complying with the NASDAQ listing rules, of the issuance of 20% or more of the Company’s issued and outstanding Common Shares as of August 21, 2025, issuable on exchange of Class B Special Shares of the Company (the “Class B Special Shares”) to be issued upon approval of this resolution to the former First Towers & Fibers Corp. (“FT”) shareholders (the “FT Shareholders”), pursuant to that certain share exchange agreement between the Company, FT and the FT Shareholders, entered into as of March 5, 2025, as amended (the “FT Transaction”);

2.	to consider and, if thought advisable, pass a special resolution (the “Assumed Indebtedness Share Resolution”) to approve the issuance of (a) an aggregate of 732,384 Common Shares underlying Class B Special Shares issuable pursuant to the terms of certain Debt Settlement Agreements the Company entered into as of August 19, 2025 upon and as a result of the closing of the FT Transaction (the “Debt Settlement Agreements”) and (b) up to 27,300,000 Common Shares upon the conversion of all of the principal and interest under certain 6-year convertible promissory notes in the aggregate principal amount of US$4,909,995.28, issued pursuant to the terms of the Debt Settlement Agreements and the FT Transaction, in both cases for purposes of complying with the NASDAQ listing rules, of the issuance of 20% or more of the Company’s issued and outstanding Common Shares as of August 21, 2025; and

3.	to transact any other business that may properly come before the Meeting or any additional adjournment of the Meeting.

In addition to the Original Business, the following new item (the “New Business”) will be presented for consideration by the shareholders and will constitute business to be conducted at the Special Meeting.

1.	to consider and, if deemed appropriate, pass a special resolution, the full text of which is set out below, approving one or more amendments to the articles of the Corporation for one or more future consolidations of the Corporation’s issued and outstanding Common Shares on the basis of consolidation ratios to be selected by the Board within a range between two pre-consolidation Common Shares for one post-consolidation Common Share and 100 pre-consolidation Common Shares for one post-consolidation Common Share, provided that, (A) the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-consolidation Common Shares for one post-consolidation Common Share, and (B) such consolidations occurs prior to the earlier of the 12-month anniversary of the Meeting and the next annual meeting of Shareholders; if, and at such time(s) following the date of the Meeting, as may be determined by the Board in its sole discretion, as more particularly described in Schedule A to this Notice to Adjourned Meeting(the “Share Consolidation Resolution”).

Management of the Corporation is recommending that all shareholders vote FOR all resolutions presented at the Meeting, including the Original Business and the New Business.

The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is September 25, 2025 (the “Record Date”), which is the same record date set for the Meeting and which was used for the determination of shareholders of record as at the Original Meeting. Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

The enclosed proxy provides the opportunity to vote on both the Original Business as described in the Circular and the New Business as described herein.

Please be advised that all proxies received with respect to the business presented for the Original Meeting are hereby accepted as valid and voted for the Original Business as previously presented in the Circular. If you have previously provided a proxy with respect to the Original Business and do not wish to vote on the New Business, you do not need to send in a new proxy.

However, please be advised that in the event you do not submit a proxy for the New Business, but submitted a proxy for the Original Business, your shares will be voted FOR the Share Consolidation Resolution. If you submitted a proxy for the Original Business but wish to vote AGAINST the Share Consolidation Resolution, you must submit the enclosed proxy for the New Business and vote AGAINST the Share Consolidation Resolution.

Akanda is incorporated under the Business Corporations Act (Ontario), which ordinarily requires delivery of Meeting Materials to registered shareholders by mail. As the postal strike made mailing of the meeting materials prior to the Original Meeting impracticable, the Company implemented alternative delivery procedures that fully ensured shareholders’ access to the required information.

The Meeting Materials were made available for download on the Company’s website at https://akandacorp.com and will remain accessible there for six months following the date of the Adjourned Meeting. Shareholders were also able to, and continue to be able to, request printed copies of the Meeting Materials be sent to them via email or couriered to them within Canada or the United States, at no cost by contacting the Company by email at ir@akandacorp.com or they may access the documents online under the Company’s profile on EDGAR at www.sec.gov.

If you have not received materials to vote for matters in respect of the Original Meeting, registered shareholders (those who hold their shares directly in the Company and not through a broker or other intermediary) may obtain a control number or receive assistance with voting by contacting the Company’s Meeting proxy provider, Odyssey Trust Company. To facilitate this process, shareholders are encouraged to use the “Chat with Odyssey Trust” feature at https://odysseytrust.com/contact/ or to contact Odyssey Trust by telephone at 1-888-290-1175 (toll-free in North America) or 1-587-885-0960 (outside North America). As a result of the Adjournment, the Corporation has extended the proxy deadline for submission of the proxies in respect of the Original Business. Shareholders are required to submit their proxies or voting instructions in respect of the Original Business and the New Business by no later than 48 hours prior to the time of the Adjourned Meeting, to ensure their votes are counted. If you have already provided voting instructions or a proxy in respect of the Original Business, you are not required to provide new voting instructions or a new proxy in respect of the Original Business and your proxy will remain valid.

Beneficial shareholders (those who hold their shares through a brokerage firm or other intermediary) should contact their intermediary directly to obtain a voting proxy or further information on how to vote their shares.

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the “New Business Proxy”) for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Proxy and Adjournment Notice. To vote your proxy online please use the control number listed on the bottom of the enclosed form of proxy and visit: https://vote.odysseytrust.com. All instructions are listed on the back of the enclosed form of proxy. The Corporation’s transfer agent recommends that shareholders vote in advance of the Meeting.

If you are a Non-Registered Beneficial Shareholder, a voting information form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares.

DATED at Toronto, Ontario this 5th, day November 2025.

BY ORDER OF THE BOARD

(signed) “Katharyn Field”
Interim Chief Executive Officer and Director

SCHEDULE “A”

Approval of Share Consolidation Resolution

At the Adjourned Meeting, Shareholders will be asked to consider and, if thought advisable, pass a special resolution (the “Share Consolidation Resolution”) authorizing the Board, in its discretion, to direct the Corporation to file one or more articles of amendment (collectively, the “Articles of Amendment”) to amend the Corporation’s articles in order to effect one or more consolidations (or reverse splits) of the Corporation’s issued Common Shares into a lesser number of issued Common Shares (each, a “consolidation” and, collectively, the “Share Consolidation”). The Share Consolidation Resolution will authorize the Board to:

●	select one or more Share Consolidation ratios of between two pre-consolidation Common Shares for one post-consolidation Common Share and 100 pre-consolidation Common Shares for one post-consolidation Common Share, provided that, (A) the cumulative effect of the Share Consolidation shall not result in a consolidation ratio that exceeds 100 pre-Share Consolidation Common Shares for one post-Share Consolidation Common Share, and (B) such Share Consolidation occurs prior to the earlier of the 12 month anniversary of the Meeting and the next annual meeting of Shareholders; and

●	file the Articles of Amendment to give effect to the Share Consolidation at the selected consolidation ratio(s).

Background to and Reasons for the Share Consolidation

The Board believes that it is in the best interests of the Corporation to provide the Board with the flexibility to elect to reduce the number of outstanding Common Shares by way of the Share Consolidation. Some of the potential benefits of the Share Consolidation include:

●	Maintaining U.S. Listing. The higher anticipated price of the post-consolidation Common Shares may be required to assist the Corporation in meeting the minimum share price requirements to maintain such a listing, or as otherwise may be required by the Nasdaq Capital Market from time to time, including for purposes of effecting a business combination between the Corporation and a third party.

●	Increased Investor Interest. The current share structure of the Corporation may make it more difficult for the Corporation to attract additional equity financing that may be required or desirable to maintain the Corporation or to further develop its products. The Share Consolidation may have the effect of raising, on a proportionate basis, the price of the Common Shares, which could appeal to certain investors that find shares valued above certain prices to be more attractive from an investment perspective.

●	Reduced Volatility. The higher anticipated price of the post-consolidation Common Shares may result in less volatility as a result of small changes in the share price of the Common Shares. For example, a nominal price movement will result in a less significant change (in percentage terms) in the market capitalization of the Corporation.

The Corporation believes that providing the Board with the authority to select within a range of Share Consolidation ratios and to effect the Share Consolidation in one or more consolidations provides the flexibility to implement the Share Consolidation in a manner intended to maximize the anticipated benefits of the Share Consolidation for the Corporation and the Shareholders.

The Share Consolidation is subject to certain conditions, including the approval of the Shareholders and acceptance by The Nasdaq Capital Market (”Nasdaq”). If the requisite approvals are obtained and the Board elects to proceed with the Share Consolidation, the Share Consolidation will take place at a time to be determined by the Board through one or more consolidations, subject to the Act and in compliance with Nasdaq rules. No further action on the part of Shareholders would be required in order for the Board to implement the Share Consolidation. Shareholders will be notified and registered Shareholders will receive a letter of transmittal containing instructions for exchange of their share certificates in connection with each consolidation. The Share Consolidation Resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so.

Following a vote by the Board to implement the Share Consolidation, the Corporation will file articles of amendment with the director under the Act to amend the Corporation’s articles. A particular consolidation will become effective on the date shown in the certificate of amendment issued by the director under the Act in connection with such consolidation or such other date indicated in the articles of amendment.

Share Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Share Consolidation Resolution authorizing the Board to elect, in its discretion, to file the Articles of Amendment giving effect to the Share Consolidation. The Share Consolidation Resolution is a special resolution (as such term is defined in the Act) and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present, or represented by proxy, at the Meeting. The full text of the Share Consolidation Resolution is as follows:

“BE IT RESOLVED, as a special resolution of the shareholders of Akanda Corp. (the “Corporation”), that:

1.	the Articles of the Corporation be amended to change the number of issued and outstanding common shares of the Corporation by consolidating the issued and outstanding common shares of the Corporation on the basis of a ratio to be selected by the board of directors of the Corporation (the “Board”), in its sole discretion, within a range between two pre-consolidation common shares of the Corporation for one post-consolidation common share of the Corporation and 100 pre-consolidation common shares of the Corporation for one post-consolidation common share of the Corporation (the “Share Consolidation”), with such Share Consolidation to be effected through one or more consolidations, in the sole discretion of the Board, provided, (A) that the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-Share Consolidation common shares of the Corporation for one post-Share Consolidation common share of the Corporation, and (B) such Share Consolidation occurs prior to the earlier of the 12 month anniversary of the date of this resolution and the next annual meeting of shareholders of the Corporation, with such amendment(s) to become effective at a date or dates in the future to be determined by the Board in its sole discretion if and when the Board considers it to be in the best interests of the Corporation to implement such a Share Consolidation, all as more fully described in the Adjournment Notice of the Corporation dated November 5, 2025 (the “Adjournment Notice”), and subject to all necessary stock exchange approvals;

2.	the amendment(s) to the Articles of the Corporation giving effect to the Share Consolidation will provide that no fractional common share will be issued but the number of common shares to be received by a Shareholder shall be rounded down to the nearest whole common share in the event that such Shareholder would otherwise be entitled to a receive fractional common share;

3.	any director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be executed and delivered one or more articles of amendment of the Corporation to the director under the Business Corporations Act (Ontario) and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

4.	notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Corporation, the Board may, in its sole discretion (including in the circumstances described in the Circular), revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the common shares of the Corporation; and

5.	any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the Share Consolidation Resolution.

Effects of the Share Consolidation

General

If the Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the consolidation ratio selected by the Board. At the close of business on the Record Date, there were 728,289 Common Shares issued and outstanding. For illustrative purposes only, the following table sets forth, based on the number of Common Shares expected to be issued and outstanding as of the Record Date, the number of Common Shares that would be issued and outstanding (disregarding any resulting fractional Common Shares and subject to any issuances occurring after the Record Date) following the implementation of the Share Consolidation, at various consolidation ratios:

Share Consolidation Ratio	Common Shares Outstanding
Two pre-consolidation Common Shares for one post-consolidation Common Share	364,145
Ten pre-consolidation Common Shares for one post-consolidation Common Share	72,829
25 pre-consolidation Common Shares for one post-consolidation Common Share	29,132
50 pre-consolidation Common Shares for one post-consolidation Common Share	14,586
100 pre-consolidation Common Shares for one post-consolidation Common Share	7,283

The Corporation does not expect the Share Consolidation itself to have any economic effect on holders of Common Shares or securities convertible into or exercisable to acquire Common Shares, except to the extent the Share Consolidation will result in fractional Common Shares. See “No Fractional Shares” below.

The Share Consolidation may be completed via one or more consolidations, through the filing of Articles of Amendment, provided that the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-Share Consolidation Common Shares for one post-Share Consolidation Common Share. For example, if the Board elected to effect the Share Consolidation via two separate consolidations and the first consolidation was completed on the basis of 25 pre-consolidation Common Shares for one post-consolidation Common Share, the maximum consolidation ratio the Board would be authorized to select for the second consolidation would be 75 pre-consolidation Common Shares per one post-consolidation Common Share.

The Corporation shall not affect a Share Consolidation if it would adversely affect the listing of the Common Shares on Nasdaq. Following any Share Consolidation, it is expected that the Common Shares will continue to be listed on the Nasdaq under the symbol “AKAN”. Following each consolidation the Common Shares will be assigned new CUSIP and ISIN numbers.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of any consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of such consolidation. The number of registered Shareholders is not expected to be affected by any consolidation (except to the extent resulting from the elimination of post-consolidation fractional shares). For example, if the selected consolidation ratio for a particular consolidation is 100 pre-consolidation Common Shares per one post-consolidation Common Share a Shareholder that holds fewer than 100 pre-consolidation Common Shares may cease to hold any Common Shares following such consolidation.

The exercise or conversion price and the number of Common Shares issuable under any outstanding convertible securities of the Corporation, including outstanding stock options, will be adjusted in accordance with their respective terms on the same basis as any consolidation.

Effect on Beneficial Shareholders

Beneficial Shareholders (i.e., Non-registered Shareholders) holding Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing a consolidation than those that will be put in place by the Corporation for registered Shareholders. If Shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

Effect of the Share Consolidation on Convertible Securities

The exercise or conversion price and/or the number of Common Shares issuable under any of the Corporation’s outstanding convertible securities, including under outstanding stock options, warrants, rights and any other similar securities will be proportionately adjusted upon the implementation of any consolidation, in accordance with the terms of such securities, based on the Share Consolidation ratio.

Effect on Share Certificates

If the Share Consolidation is approved by Shareholders and subsequently implemented through one or more consolidations, in connection with each consolidation, those registered Shareholders who will hold at least one post-consolidation Common Share will be required to exchange their share certificates representing pre-consolidation Common Shares for share certificates representing post-consolidation Common Shares following each consolidation or, alternatively, a Direct Registration System (“DRS”) Advice/Statement representing the number of post-consolidation Common Shares they hold following each consolidation. The DRS is an electronic registration system which allows Shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement, rather than a physical share certificate.

If the Share Consolidation is implemented through one or more consolidations, the Corporation (or its transfer agent) will mail to each registered Shareholder a letter of transmittal in connection with each consolidation. Each registered Shareholder must complete and sign a letter of transmittal after the applicable consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered Shareholder’s pre-consolidation Common Shares. The transfer agent will send to each registered Shareholder who follows the instructions provided in the letter of transmittal a share certificate representing the number of post-consolidation Common Shares to which the registered Shareholder is entitled rounded down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of post-consolidation Common Shares the registered Shareholder holds following the applicable consolidation. Beneficial Shareholders (i.e. non-registered Shareholders) who hold their Common Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Share Consolidation will be processed should contact their intermediaries with respect to the Share Consolidation. See “Effect on Beneficial Shareholders” above.

Until surrendered to the transfer agent, each share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of post-consolidation Common Shares to which the registered Shareholder is entitled as a result of the applicable consolidation. Until registered Shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their share certificate(s) for exchange, registered Shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following the applicable consolidation.

Any registered Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to the Corporation’s transfer agent is the responsibility of the registered Shareholder and neither the transfer agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional Common Shares will be issued in connection with any consolidation and no cash will be paid in lieu of fractional post-consolidation Common Shares. In the event that a Shareholder would otherwise be entitled to receive a fractional Common Share upon the occurrence of a consolidation, such fraction will be rounded down to the nearest whole number. In calculating such fractional interest, all post-Consolidation Common Shares held by a beneficial holder(s) shall be aggregated.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to any proposed consolidation.

Accounting Consequences

If the Share Consolidation is implemented through one or more consolidations, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the applicable consolidation took effect would be recast to give retroactive effect to such consolidations.

Nasdaq Approval

Assuming shareholder approval is received at the Meeting, and assuming that the Board determines to proceed with the Share Consolidation, the Share Consolidation will be subject to acceptance by the Nasdaq, and confirmation that, on a post-Share Consolidation basis, the Corporation would meet all of the Nasdaq’s applicable continuous listing requirements. If the Nasdaq does not accept the Share Consolidation, the Corporation will not proceed with the Share Consolidation.

Risks Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its operations, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding.

The market price of the Common Shares immediately following the implementation of any consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of such consolidation multiplied by the applicable consolidation ratio but there is no assurance that the anticipated market price immediately following the implementation of any consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of any consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of any consolidation.

Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Share Consolidation will achieve this result.

If the Share Consolidation is implemented through one or more consolidations and the market price of the Common Shares (adjusted to reflect the applicable consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would have occurred if any such consolidation had not been implemented. Both the total market capitalization of a company and the adjusted market price of such company’s shares following a consolidation may be lower than they were before the consolidation took effect. The reduced number of Common Shares that would be outstanding after any consolidation is implemented could adversely affect the liquidity of the Common Shares.

Any consolidation may result in some Shareholders owning “odd lots” of fewer than 100 Common Shares on a post-consolidation basis. Odd lot Common Shares may be more difficult to sell or may attract greater transaction costs per Common Share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares.

Tax Considerations

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF ANY CANADIAN OR U.S. FEDERAL, PROVINCIAL, STATE, LOCAL, FOREIGN AND/OR OTHER TAX LAWS.